Shareholder meeting (unaudited)
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 2,457,067 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         2,362,174       94,893
Richard P. Chapman Jr.  2,457,067                -
William H. Cunningham   2,457,067                -
Ronald R. Dion          2,457,067                -
Charles L. Ladner       2,457,067                -
Dr. John A. Moore       2,457,067                -
Patti McGill Peterson   2,457,067                -
Steven R. Pruchansky    2,457,067                -
James A. Shepherdson    2,362,174            94,893